SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTERSTATE BAKERIES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Interstate Bakeries Corporation common stock, par value $0.01 per share

(Title of Class of Securities)

46072H108

(CUSIP Number of Class of Securities)

(underlying Interstate Bakeries Corporation common stock, par value $0.01 per share)

Kent B. Magill, Esq.

Vice President, General Counsel and Corporate Secretary

Interstate Bakeries Corporation

12 East Armour Boulevard

Kansas City, Missouri 64111

(816) 502-4000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy To:

Gregory G. Johnson, Esq.

Bryan Cave LLP

One Kansas City Place, Suite 3500

Kansas City, Missouri 64105

(816) 374-3200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 and Final Amendment announces the termination on January 22, 2004 of the Tender Offer on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on December 22, 2003 by Interstate Bakeries Corporation, a Delaware corporation (the “Company”), as amended by Schedule TO/A (“Amendment No. 1”) filed with the Securities and Exchange Commission on January 9, 2004, relating to the offer by the Company to certain of its employees, for compensatory purposes, to exchange eligible options for shares of restricted stock.

Pursuant to the Offer to Exchange which is part of the Schedule TO, as amended, the Company has accepted for exchange all properly tendered and not validly withdrawn options eligible for the Offer to Exchange, which options represented the right to purchase an aggregate of 3,830,000 shares of the Company’s common stock. Pursuant to the Offer to Exchange, the Company will promptly issue an aggregate of 530,954 shares of restricted stock in exchange for such tendered options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERSTATE BAKERIES CORPORATION

By:	/s/ Kent B. Magill

Kent B. Magill Vice President, General Counsel and Corporate Secretary

Dated: January 26, 2004

3